Exhibit 99.1

BIT Mining Provides Business Progress and Operational Update

HONG KONG, January 18, 2022 - BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency mining company, today announced its progress in the construction and buildout of its Ohio mining site in North America. In collaboration with its partner, the Company has achieved approximately 50 megawatts (“MW”) of power capacity at the Ohio mining site.

As announced in October 2021, BIT Mining is constructing a data center in Ohio (“Ohio Mining Site”), with a total planned power capacity of up to 150MW. As the data center’s power capacity continues to scale, the Company is not only conducting self-mining operations, but is also hosting third-party miners.

Xianfeng Yang, CEO of BIT Mining, commented, “Our Ohio Mining Site continues to grow, and we are making progress in its buildout and in securing mining machines, despite ongoing industrywide supply-side constraints. 50 MW is our first notable milestone, but this is only the beginning. We intend to reach our goals of extending our footprint and creating strong industry partnerships. As we continue to grow our computing power, we are also focused on creating a technology-driven diversified enterprise, capable of generating revenue along the cryptocurrency value chain.”

The Company also announced further operational updates, as of today the Company has:

-	532.8 PH/s theoretical maximum Bitcoin computing power in North America, of which 344.7 PH/s has been deployed. Additional machines are waiting to be tested and deployed.

-	292.7 PH/s theoretical maximum Bitcoin computing power in Kazakhstan,of which 146.8 PH/s has been deployed. Additional machines are waiting to be tested and deployed.

-	4,800.0 GH/s theoretical maximum Ethereum computing power in Hong Kong,of which 4,747.2 GH/s has been deployed. Additional machines are waiting to be tested and deployed.

-	Approximately 491.5 PH/s Bitcoin computing power in aggregate with estimated daily production of approximately 2.56 BTC.

-	Approximately 4,747.2 GH/s Ethereum computing power in aggregate with estimated daily production of approximately 72.29 ETH.

Mr. Yang concluded, “We continue to execute on our strategy and have aggressive plans to scale throughout 2022. Our ability to source mining machines and gain access to the best technology has been, and will continue to be the primary driver of our success. We are confident that the continued diversification of our business and integration of new ventures will make us well positioned to drive stakeholders’ value.”

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the joint development and operation of the Ohio Mining Site, and the execution and anticipated benefits of BIT Mining's growth strategy, including the transactions contemplated under the Agreements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group
Ir.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com